FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

     BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing of the resolution adopted at Banco de Chile’s Board of Directors meeting held on November 22, 2007, at which time it was resolved to schedule an Extraordinary Shareholder’s Meeting to be held on December 27, 2007, with the objective of approving matters regarding the proposed merger with Citibank Chile.

Santiago, November 22, 2007

Mr. Gustavo Arriagada Morales
Superintendent of Banks and
Financial Institutions

RE: ESSENTIAL INFORMATION

Mr. Superintendent:

In accordance with Articles 9 and 10 of the Securities Law N° 18,045 and Chapter 18-10 of the Compilation of Regulations of that Superintendency, I do hereby inform you, as essential information regarding this Banking Institution that at the Ordinary Meeting N° BCH 2,656 held on November 22, 2007, Banco de Chile’s Board of Directors agreed to summon to a Extraordinary Shareholder’s Meeting to be held on December 27, 2007, in order to propose, among other issues, the merger by absortion of Citibank Chile into Banco de Chile, pursuant to the terms set forth in the Merger Agreement, to be executed with Citibank Chile before the date of the aforesaid Shareholder’s Meeting. By this transaction, Banco de Chile will acquire all of the assets and assume all of the liabilities of Citibank Chile; the former will succeed to all of assets and liabilities of the latter, merging into Banco Chile all of the equity and shareholders of Citibank Chile. The proposed merger will be subject to the Superintendency’s authorization pursuant to the provisions set out in articles 25 of Law number 19,393 and 35 bis of the General Banking Act, and to the satisfaction of the condition that the Extraordinary Shareholder’s Meeting of Citibank Chile approves the merger.

Additionally, in the aforementioned Shareholder’s Meeting, it will be proposed the approval of the following transactions: the “Merger Agreement” between Banco de Chile and Citibank Chile; the “Assets Purchase and Liabilities Assumption Agreement” with respect to Banco de Chile’s New York and Miami Branches, to be entered into by and between Banco de Chile and Citibank N.A; the “Global Connectivity Agreement”, and the “License Agreement” by and between Banco de Chile and Citigroup Inc, and /or Citibank and /or its affiliates.

Sincerely,
Fernando Cañas Berkowitz
President and CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2007

Banco de Chile

/S/ Fernando Cañas B.
By:	Fernando Cañas Berkowitz President and CEO